UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ ✓ ] Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

or

[ ] Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the transition period from _______ to _______

Commission File No. 001-35651

A. Full title of the plan and the address of the plan,
if different from that of the issuer named below:

THE BANK OF NEW YORK MELLON CORPORATION 401(k) SAVINGS PLAN
BNY Mellon Center
500 Grant Street
Pittsburgh, PA 15258-0001

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BANK OF NEW YORK MELLON CORPORATION
225 Liberty Street
New York, New York 10286

The Bank of New York Mellon Corporation 401(k) Savings Plan

Form 11-K

Table of Contents

Page

Financial Statements and Supplemental Schedule (With Report of Independent Registered Public Accounting Firm Thereon)	2

Signatures	23

Index to Exhibits	24

The Bank of New York Mellon Corporation
401(k) Savings Plan

Financial Statements and Supplemental Schedule
for the years ended
December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm)

The Bank of New York Mellon Corporation 401(k) Savings Plan

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee
The Bank of New York Mellon Corporation:
We have audited the accompanying statements of net assets available for plan benefits of The Bank of New York Mellon Corporation 401(k) Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.
/s/ KPMG
Pittsburgh, PA
June 28, 2016

The Bank of New York Mellon Corporation 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
(in dollars)	2015	2014
Assets:
Investments held in Master Trust, at fair value	$5,096,069,146	$5,143,919,027
Notes receivable from participants	88,229,178	89,903,864
Employer contributions receivable	38,668,825	24,180,119
Cash	26,490	51,218
Pending investments sales and other receivables	1,670,013	1,107,208
Total assets	5,224,663,652	5,259,161,436

Liabilities:
Pending investment purchases and other liabilities	10,890,194	10,277,725
Total liabilities	10,890,194	10,277,725

Net assets available for plan benefits, before adjustment	5,213,773,458	5,248,883,711
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(80,620)	(2,601,188)
Net assets available for plan benefits	$5,213,692,838	$5,246,282,523
See accompanying Notes to Financial Statements.

The Bank of New York Mellon Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31,
(in dollars)	2015	2014
Additions to net assets available for plan benefits:
Net investment (loss) income from Master Trust	$(15,565,494)	$369,507,868
Contributions:
Employer contributions	135,920,849	120,185,024
Participant contributions	194,556,231	188,737,118
Rollover contributions	19,417,082	19,609,809
Total contributions	349,894,162	328,531,951
Interest income on notes receivable from participants	3,552,075	3,560,694
Total additions	337,880,743	701,600,513

Deductions from net assets available for plan benefits:
Benefits paid to participants	368,450,099	360,325,055
Administrative expenses	2,061,925	2,258,015
Total deductions	370,512,024	362,583,070
Net (decrease) increase prior to transfer from other plans	(32,631,281)	339,017,443
Transfer in from other plans	41,596	46,385,562
Net (decrease) increase in net assets	(32,589,685)	385,403,005

Net assets available for plan benefits:
At beginning of year	5,246,282,523	4,860,879,518
At end of year	$5,213,692,838	$5,246,282,523
See accompanying Notes to Financial Statements.

Notes to Financial Statements

1.    Description of the Plan

The following description of The Bank of New York Mellon Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document as amended and restated as of July 1, 2015 and the Plan’s Summary Plan Description for a more complete description of the Plan’s provisions.

General information – The Plan is a defined contribution plan sponsored by The Bank of New York Mellon Corporation (“the Company”) and is intended to meet the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides employees with the opportunity to invest a portion of their annual compensation in the Plan, augmented by employer contributions, to meet retirement income goals.

On July 1, 2010, the Company acquired PNC Global Investment Servicing, (U.S.) Inc. (“GIS”) resulting in the merger of the PNC Global Investment Servicing, Inc. Retirement Savings Plan (“GIS Plan”) into the Plan.

On December 31, 2011, the Retirement Savings Plan of BNY Securities Group (the “Securities Group 401(k) Plan”) was merged into the Plan as directed by the resolution of the Company.

On January 21, 2014, the Russell/Mellon 401(k) Plan was merged into the Plan as directed by the resolution of the Company. On January 21, 2014, cash of $45,191,379 and notes receivable from participants of $465,227 were transferred into the Plan.

The Pareto Partners 401(k) Plan and the Pareto Partners Money Purchase Pension Plan (collectively the “Pareto Plans”) were terminated on December 31, 2013 as directed by the resolution of the Company. On November 28, 2014 and December 1, 2014, respectively, assets of $691,329 from the Pareto Partners 401(k) Plan and the Pareto Partners Money Purchase Pension Plan were transferred to the Plan as directed by the resolution of the Company.

Administration of the Plan – The Plan is administered by The Bank of New York Mellon Benefits Administration Committee (the “Plan Administrator”), a named fiduciary of the Plan. The Plan Administrator has full discretionary power and authority to construe, interpret and administer the Plan, including questions concerning eligibility and payment of benefits and may adopt rules and regulations for administering the Plan. The Bank of New York Mellon Benefits Investment Committee is the named fiduciary which is responsible for investment-related matters, including the establishment of an investment policy, the appointment of investment managers, and the monitoring of the performance of the Plan’s investment funds. There is no assurance that the stated objective of any of the funds can be achieved. The Plan’s trustee is The Bank of New York Mellon (the “Trustee”), a wholly-owned banking subsidiary of the Company.

The Benefits Investment Committee appointed Fiduciary Counselors Inc. to serve as the independent fiduciary (“Independent Fiduciary”) to (i) make all fiduciary decisions related to the continued prudence of offering the common stock of the Company or its affiliates as an investment option under the Plan, other than plan sponsor decisions, and (ii) select and monitor any actively or passively managed investments (including mutual funds) of the Company or its affiliates to be offered to participants as investment options under the Plan, excluding self-directed accounts.

Eligibility – Employees are eligible to participate in the Plan if they are a salaried U.S. employee of the Company or a subsidiary of the Company which has elected to have its U.S. employees covered by this Plan. U.S. hourly employees of the Company, or a participating subsidiary of the Company, are eligible to participate in the Plan after completing 1,000 hours of service during the 12 month period commencing on the employee’s hire date. U.S. hourly employees who do not complete 1,000 hours during the initial period will be eligible to participate in the Plan after completing 1,000 hours within any calendar year after the employee’s hire date.

Notes to Financial Statements (continued)

Newly eligible employees may begin participating in the Plan as of the first day of the next payroll period beginning after completion of the enrollment process. Newly eligible employees who do not take action to either enroll or decline to enroll in the Plan within a 30 day notification period, are automatically enrolled in the Plan with a pre-tax contribution rate equal to 2% of their base compensation. The money is invested in the LifePath Index Fund closest to the year that the participant will reach age 65.

Investment Funds – Participants in the Plan have the option of investing their contributions through salary deferrals in professionally managed funds offered under the Plan, which include lifecycle funds, passively managed index funds, actively managed funds, a self-directed account (“SDA”) and common stock of the Company. The maximum amount a participant can transfer into the SDA is 50% of their account balance. The performance of the investment funds being offered in the Plan is evaluated regularly, and the funds offered under the Plan may change periodically.

The Benefits Investment Committee is authorized to place restrictions on trading in selected funds. Pursuant to this authority, an administrative restriction applies to account balance transfers in and out of investment funds that hold international securities, because these funds are particularly at risk for trading activity that might harm or are inconsistent with the Plan’s retirement objectives. With this restriction, participants may not buy and then sell, or sell and then buy, shares in certain core funds in the Plan within any 15-day calendar period. Trading restrictions imposed by the Company’s Personal Securities Trading Policy also apply to investments in BNY Mellon Common Stock (Ticker Symbol BK) under the Plan. With this restriction, participants may not buy and then sell, or sell and then buy, shares of BK within any 60-day calendar period

Contributions – The Plan utilizes a “safe harbor” design under Internal Revenue Service (“IRS”) 401(k) plan regulations in which employee pre-tax, Roth 401(k) and employer matching contributions are not subject to discrimination testing. Participants can contribute pre-tax, Roth 401(k) and/or after-tax contributions to the Plan, with an overall limit of 75% of the participant’s eligible base pay. Eligible base pay is defined as semi-monthly base pay excluding overtime, bonuses, commissions, deferrals to any non-qualified retirement program, or any other special payments, including payments after termination of employment. Federal law limited the total dollar amount participants were eligible to contribute on a pre-tax basis and/or Roth 401(k) basis (described below) to $18,000 in 2015 and $17,500 in 2014. The Plan limit for after-tax contributions was $14,000 in both 2015 and 2014. After-tax contributions are not automatic. A participant must choose to make after-tax contributions to the Plan. Employees may change the rate of contribution or discontinue contributions at any time.

Participants who were age 50 or older by December 31, 2015 and 2014, as applicable, and who reached the contribution limit for such year(s), were eligible to contribute an additional $6,000 and $5,500, respectively, in catch-up contributions to the Plan for such year(s).

Participants may rollover into the Plan amounts representing distributions from other qualified retirement plans or Individual Retirement Accounts.

Effective April 1, 2014, participants may elect to contribute through the Roth 401(k) contribution option. With the Roth 401(k) feature, participants contribute to their current BNY Mellon 401(k) account on an after-tax basis. Growth in the Roth 401(k) portion of the account will be tax-free. The Roth 401(k) contributions qualify for matching contributions and are otherwise subject to the same combined dollar limits applicable to pre-tax contributions (in 2015 and 2014, $18,000 and $17,500, respectively, or $24,000 and $23,000, respectively, for participants over age 50 by December 31). In order for the Roth 401(k) investment earnings to be withdrawn tax-free, the distribution must be made at least five years after the first Roth 401(k) contribution and after the participant turns 59½, dies or becomes disabled.

Matching Contributions – In 2015 and 2014, the Company matched 100% of the first 4% of eligible base pay plus 50% of the next 2% of eligible pay contributed by the participant for a maximum matching contribution of 5%. The Company’s matching contributions were paid in cash on a pre-tax basis and invested in the investment options offered under the Plan as directed by the participant.

Notes to Financial Statements (continued)

Profit-Sharing Contributions – The provision for the discretionary Profit-Sharing Contribution under the Plan was eliminated as of January 1, 2015. Prior to January 1, 2015, the Company could make annual profit-sharing contributions to eligible employees who are employed on December 31 of the applicable plan year based on the Company’s financial performance goals. There were no profit-sharing contributions in 2014.

Retirement Contribution – As noted below, the Company makes an additional annual retirement contribution equal to 2% of eligible base pay to participants. Participants eligible to receive the 2015 annual retirement contribution include employees who were eligible to participate in the Plan and who were actively employed on December 31, 2015, employees that were terminated in 2015 after attaining age 55, employees who died during the plan year and employees on approved long-term disability. In conjunction with The Bank of New York Mellon Corporation Pension Plan freeze effective June 30, 2015, employees who are no longer eligible to accrue benefits in The Bank of New York Mellon Corporation Pension Plan became eligible to receive the 2% annual retirement contribution on July 1, 2015. The annual retirement contribution for these newly eligible participants was based on eligible base pay earned from July 1, 2015 through December 31, 2015. Prior to July 1, 2015, the 2% annual retirement contribution was only paid to participants who were not eligible to accrue benefits in The Bank of New York Mellon Corporation Pension Plan. Participants eligible to receive the 2014 annual retirement contribution included employees who were hired on or after January 1, 2010 and who were employed by a participating subsidiary of the Company on December 31 of the year to which the contribution relates. The retirement contribution for 2015 was paid on March 28, 2016, and the retirement contribution for 2014 was paid on March 26, 2015.

Securities Group Transition Contribution – Participants in the Securities Group 401(k) Plan, prior to the plan merger, were eligible for an annual profit-sharing contribution effective for the 2011 plan year based on the participant’s rate of compensation as of January 1, 2011, or if later, their hire date, which replaced the existing profit-sharing contribution. This transition contribution was paid on March 28, 2012.

Participant Accounts – Each participant’s account is credited with the participant’s pre-tax, Roth 401(k) and/or after-tax contributions, employer matching contributions and retirement contributions, if any. The account is also credited or charged with the proportionate share of changes in the net assets of the Plan arising from investment activities. Distributions with respect to a participant’s interest under the Plan are charged to the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately and fully vested in their pre-tax, Roth 401(k) and/or after-tax contributions, any rollover contributions, and earnings or losses on these amounts. Matching contributions to the Plan relating to periods of employment on or after January 1, 2009, plus any earnings or losses these amounts generate, are 100% vested at all times. Retirement contributions will fully vest after three years of service. The Securities Group Transition Contribution vests 20% for each year of service until 100% vested after five years of service, including prior service under the Securities Group 401(k) Plan. If a participant retires, dies or becomes disabled while employed by the Company, the participant’s account balance will be immediately vested.

Contributions made to eligible participants of the former GIS Plan, and the former Securities Group 401(k) Plan prior to the plan merger dates will follow the vesting schedule outlined in the respective Plan documents. Contributions made to eligible participants of the former Russell/Mellon 401(k) Plan and the assets transferred from the terminated Pareto Plans to the Plan are fully vested.

Forfeitures – If the participant is not fully vested in the matching, retirement and/or transition contributions at the participant’s employment termination date, the nonvested portion of the account balance is forfeited on the earlier of distribution of the vested portion or five consecutive one-year breaks in service. Forfeitures are used to reduce future employer contributions. In 2015 and 2014, forfeitures of $1,538,201 and $1,784,415, respectively, were used to reduce employer contributions. As of December 31, 2015 and 2014, the unallocated forfeitures totaled $29,643 and $18,041, respectively.

Notes to Financial Statements (continued)

Distributions and In-Service Withdrawals – The vested portion of a participant’s account will be payable upon severance of employment, including for reasons of retirement, death, or disability (within the meaning of the Company’s Long-Term Disability Plan). Participants are eligible to request withdrawals following the attainment of age 59½ or in the case of specified hardships. Amounts attributable to after-tax and rollover contributions are available for in-service withdrawal at any time. The Plan also makes mandatory age 70½ distributions pursuant to the minimum distribution regulations issued by the IRS.

Notes Receivable from Participants – Generally, new loans, when added to the amount of any existing loans, cannot exceed the lesser of (a) $50,000 minus the participant’s highest outstanding loan balance in the last 12 months, (b) one-half of the participant’s vested account, or (c) the participant’s account balance, excluding any investments in a SDA. Such loans are repaid in periodic installments through payroll deductions. Recurring direct debit payments are accepted from participants that are on long-term disability or are no longer employed by the Company. Loan repayments, of both principal and interest, are invested by the Trustee among the available investment funds in the same proportions as the participant’s salary reduction contributions are invested. The fixed loan interest rate is one percentage point above the prime lending rate at the time the loans are issued (3.50% and 3.25% in 2015 and 2014, respectively).

Payment of Benefits – A participant (or their beneficiary) may elect to receive distributions in one lump sum or in a series of quarterly installments over a period not exceeding the lesser of (1) their life expectancy or the designated beneficiary’s joint life expectancy, or (2) ten years. Participants will automatically be paid in a lump sum if their account balance is $1,000 or less. If a portion of a participant’s balance is invested in the Company’s common stock or a SDA, the participant may elect to receive the distribution in-kind or in cash.

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised. The Trustee will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely responded subject to review by the Independent Fiduciary.

Flexible Dividend – Dividends paid on the Company’s common stock held in a participant’s account are automatically reinvested in the Company’s common stock. A participant may elect to have the dividends on vested shares paid in cash as a distribution from the Plan.

Plan Termination or Plan Merger – Although the Company has no present intention to terminate the Plan, it expressly retains the right to amend, modify or terminate the Plan at any time. Such amendments or modifications may be retroactive, provided that no amendment or modification shall be made which permits Plan assets to be used or diverted for purposes other than the exclusive benefit of the participants or their beneficiaries. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Benefits Administration Committee may determine.

In the event of any merger or consolidation of the Plan with, or transfer of assets of the Plan to any other plan, each participant’s account, immediately after such event, would equal the market value of the account prior to such event.

2.    Summary of Significant Accounting Policies

Basis of Financial Statements – The accompanying financial statements have been prepared on the accrual basis of accounting.

Notes to Financial Statements (continued)

Use of Estimates – The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – Investments held by the Plan and included in The Bank of New York Mellon Corporation Retirement Plans Master Trust (the “Master Trust”) are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

Investment transactions are recorded on the trade date of the purchase or sale. Dividend income from investments in common stock is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Net appreciation (depreciation) in fair value includes the gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts – The Stable Value Fund invests in fully benefit-responsive investment contracts. As provided in Accounting Standards Codification (“ASC”) 946 Financial Services – Investment Companies, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for fully benefit-responsive investment contracts, as contract value is the amount participants will receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less benefits paid to participants and administrative expenses. As required by ASC 946, the fully benefit-responsive investment contracts are included at fair value in the investments of the Master Trust and are adjusted to contract value in the statements of net assets available for plan benefits of the Master Trust.

The Stable Value Fund generally consists of traditional guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts described in detail below:

Guaranteed Investment Contracts

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Synthetic Guaranteed Investment Contracts

Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that benefit-responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Variable rate synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund. The contract is benefit-responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at the time of issuance and is guaranteed by the issuer for the life of the investment.

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that benefit-responsive payments will be made at book value for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market

Notes to Financial Statements (continued)

yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is funded and it will have an interest crediting rate of not less than 0%.

The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investment, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and adjustment to contract value reported in the statements of net assets available for plan benefits.

The average market yield of the Stable Value Fund for the years ended December 31, 2015 and 2014 was 1.79% and 1.65%, respectively. The average yield earned by the Stable Value Fund that reflects the actual interest credited to participants for the years ended December 31, 2015 and 2014 was 1.82% and 1.71%, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator believes that any such event that would limit the Plan’s ability to transact at contract value with participants is not probable of occurring.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses – The Company pays all administrative fees related to the Plan, except administrative costs related to certain retirement planning services, participant loans and certain investment management fees described in Note 3.

Benefits Paid to Participants – Benefits paid to participants are recorded upon distribution.

Recent Accounting Guidance – In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” The Master Trust’s investments, where fair value is measured at net asset value (“NAV”) per share (or its equivalent) using the practical expedient, should not be categorized in the fair value hierarchy. The fair value should be included to permit the reconciliation with the fair value presented in the statement of net assets available for plan benefits. The ASU is effective January 1, 2016, with early adoption permitted. The Master Trust adopted retrospectively this ASU for the plan year ended December 31, 2015 and restated its disclosures for comparable periods in Note 8 “Fair Value Measurement”. The adoption of this guidance did not impact the statements of net assets available for plan benefits nor the statement of changes in net assets available for plan benefits.

In July 2015, the FASB issued ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965), Part I. Fully Benefit-Responsive Investment Contracts, Part II. Plan Investment Disclosures, and Part III. Measurement Date Practical Expedient.” This ASU is a consensus of the FASB’s Emerging Issues Task Force. This ASU eliminates the requirements to: measure fully benefit-responsive investment contracts at fair value; disaggregate investments by nature, risks, and characteristics; disclose individual investments that represent

Notes to Financial Statements (continued)

5% or more of net assets available for plan benefits; and disclose net appreciation or depreciation for investments by general type. Additionally, plans with a fiscal year-end that doesn’t coincide with a calendar month-end may elect to adopt a practical expedient to measure investments and investment-related activity as of the month-end date that is closest to their fiscal year-end. This ASU is effective for plan year ended December 31, 2016. When adopted, this ASU is not expected to have a material impact on the Plan’s financial statements and related disclosures.

In July 2014, the Securities Exchange Commission finalized rules that will require institutional prime money market funds (including institutional municipal money market funds) to maintain a floating NAV based on the current market value of the securities in their portfolios rounded to the fourth decimal place. Previously, such funds could maintain a stable NAV of $1.00. Government money market funds and retail money market funds are exempt from these requirements and may continue to maintain a stable NAV, provided each type of fund continues to satisfy certain definitional requirements under the new rule. The compliance date for the floating NAV is Oct. 14, 2016. The final rules are highly complex, and we are continuing to evaluate their impact.

3.    Investment Options

The Bank of New York Mellon, a subsidiary of the Company, acts as Trustee under a declaration of trust providing for the establishment, management, investment and reinvestment of the Plan’s assets. The Benefits Investment Committee established the Plan’s investment options by offering four investment tiers, which include a broad range of funds as core options. Core options are those funds in which employees can invest directly through payroll contributions. The investment tiers are described below.

Lifecycle Funds – The lifecycle funds consist of a series of LifePath Index Funds which bear different risk profiles based on a targeted retirement date, ranging from 2020 to 2060. Each LifePath Index Fund is a fund-of-funds composed predominantly of a combination of index funds covering the domestic fixed income, domestic equity, international equity and global real estate securities asset classes. The fund manager rebalances the investment mix periodically to gradually shift toward a more conservative profile as the fund’s maturity date approaches. There is also a separate fund for individuals near to or already in retirement, the LifePath Retirement Fund, which intends to preserve savings by maintaining a lower risk profile.

Passively Managed Index Funds – The passively managed index funds consists of four index funds covering the major asset classes (domestic investment grade bonds, domestic large cap equity, mid and small cap equity, and international equity). These funds are designed to track a specific investment index, such as the Standard and Poor’s 500 Index. The fund managers attempt to replicate the holdings and performance of the index, but do not seek to exceed the index’s returns, less fees and expenses.

Actively Managed Funds and Common Stock – The actively managed funds consist of fourteen funds covering the major asset classes. The investment managers of actively managed funds seek to exceed the returns of a given market index or benchmark. Because this approach often requires a great deal of research and trading activity, fees and expenses are generally higher than the fees of passively managed index funds. The goal is to outperform the market enough to offset those higher expenses. Most of the funds have a multi-manager structure to reduce manager performance risk and to benefit from less than perfect correlation between different types of investment approaches within a sub-asset class.

Participants have the opportunity to own shares of the Company’s common stock. A common stock investment in a single company is subject to the fluctuations of the stock market, as well as the Company’s performance and its long-term financial prospects.

Self-Directed Account – The investment options include the SDA in which participants may direct the purchase of shares of mutual funds and exchange-traded funds. The minimum initial investment in the SDA is $5,000, and subsequent transfers from any other fund into the SDA must be at least $1,000. The

Notes to Financial Statements (continued)

maximum amount that a participant may elect to invest in the SDA is 50% of their account balance. Accordingly, a participant must have at least a $10,000 account balance to be eligible to invest in the SDA.

There is no assurance that the stated objective of any of the funds can be achieved.

The Company pays the investment management fees for all passively managed index funds. For those actively managed funds which are partially managed by an affiliate, the Company directly pays the portion of the investment management fees attributable to the related affiliate. Fees charged by the lifecycle funds, non-affiliated fund managers of actively managed funds and mutual funds and exchange-traded funds in the SDA are paid by the participant.

4.	Party-in-Interest Transactions

The Bank of New York Mellon, a subsidiary of the Company, acts as Trustee of the Plan.

Certain investments of the Plan are managed by subsidiaries of the Company. The Plan also invests in common stock of the Company. In addition, the Plan issues loans to participants, which are secured by the balances in the participant’s accounts. Therefore, these related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

The Master Trust held 21,606,225 shares of the Company’s common stock at December 31, 2015, and 23,036,830 shares at December 31, 2014.

5.	Federal Income Taxes

The Plan received a favorable determination letter from the IRS dated April 7, 2014, which stated that the Plan and related trust, as in effect on the February 1, 2010 filing date, was designed in accordance with the applicable Sections of the Internal Revenue Code of 1986 (“IRC”). The Plan, which was the subject of the determination letter, has been amended since receiving the determination letter. In accordance with IRS procedures, the Company filed for an updated favorable determination letter on January 28, 2015 and received such updated favorable determination letter on July 9, 2015. The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken any uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that as of December 31, 2015 and December 31, 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to federal income tax examinations for the years prior to 2012.

Notes to Financial Statements (continued)

6.    Master Trust Financial Information

The Plan’s assets are held in the Master Trust. The assets of the Master Trust also include the assets of The Bank of New York Mellon Corporation Pension Plan and The Employee Stock Ownership Plan of The Bank of New York Company, Inc.

The statements of net assets available for plan benefits as of December 31, 2015 and 2014 and the related statements of changes in net assets available for plan benefits of the Master Trust for the years then ended are as follows.

Master Trust

Statements of Net Assets Available for Plan Benefits

	December 31,
(in dollars)	2015	2014
Assets:
Investments, at fair value	$10,304,271,518	$10,619,244,793
Notes receivable from participants	88,229,178	89,903,864
Cash	26,493	51,221
Pending investment sales and other receivables	112,666,467	110,306,836
Assets held as collateral under securities lending	283,637,823	275,229,730
Total assets	10,788,831,479	11,094,736,444
Liabilities:
Pending investment purchases and other liabilities	77,627,752	81,662,828
Payable upon return of assets loaned	283,637,823	275,229,730
Total liabilities	361,265,575	356,892,558
Net assets available for plan benefits, before adjustment	10,427,565,904	10,737,843,886
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(80,664)	(2,603,319)
Net assets available for plan benefits	$10,427,485,240	$10,735,240,567

Master Trust

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31,
(in dollars)	2015	2014
Additions to net assets available for plan benefits:
Transfers in	$350,950,617	$329,744,580
Transfer in from other plans	41,596	46,385,562
Investment (loss) income	(69,245,448)	794,669,495
Total additions	281,746,765	1,170,799,637

Deductions from net assets available for plan benefits:
Transfers out	589,502,092	558,989,183
Net (decrease) increase in net assets	(307,755,327)	611,810,454

Net assets available for plan benefits:
At beginning of year	10,735,240,567	10,123,430,113
At end of year	$10,427,485,240	$10,735,240,567

The Plan’s interest in the net assets available for plan benefits of the Master Trust was 50% at December 31, 2015 and 49% at December 31, 2014.

Notes to Financial Statements (continued)

The following is a reconciliation of net assets available for plan benefits per the Master Trust financial statements at December 31, 2015 and 2014, to Form 5500.

	December 31,
(in dollars)	2015	2014
Net assets available for plan benefits per the Master Trust financial statements	$10,427,485,240	$10,735,240,567
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	80,664	2,603,319
Net assets available for plan benefits per Form 5500	$10,427,565,904	$10,737,843,886

The following is a reconciliation of the change in net assets available for plan benefits per the Master Trust financial statements for the years ended December 31, 2015 and 2014, to Form 5500.

	Year ended December 31,
(in dollars)	2015	2014
Net (decrease) increase in net assets available for plan benefits per the Master Trust financial statements	$(307,755,327)	$611,810,454
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year	2,603,319	1,324,925
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year	80,664	2,603,319
Net change in assets available for plan benefits per Form 5500	$(310,277,982)	$613,088,848

Notes to Financial Statements (continued)

7.    Investment in Master Trust

The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) that can be specifically identified. The Plan’s ownership percentage in these investments and transactions does not represent an undivided interest.

The following table presents the fair values of investments in the Master Trust and the Plan’s percentage interest in each investment class of the Master Trust.

	December 31, 2015		December 31, 2014
		Plan’s ownership percentage		Plan’s ownership percentage
	Fair value (in dollars)		Fair value (in dollars)

Common and preferred stock:
BNY Mellon Corporation common stock	$890,608,594	72%	$934,604,193	72%
Other U.S. equity	1,474,651,636	—	1,468,406,327	—
Non-U.S. equity	131,648,256	—	132,104,159	—
Self-directed accounts (a)	121,997,932	100	130,497,046	100
Mutual funds:
Money market	247,728,409	100	254,194,371	100
Collective trust funds:
Commingled	612,686,449	49	644,464,867	47
U.S. equity	2,694,360,163	57	2,865,600,989	54
Non-U.S. equity	401,756,367	100	393,323,261	100
U.S. fixed income	346,195,183	100	342,927,875	100
Balanced	364,011,252	100	344,630,613	100
Fixed income:
U.S. Treasury securities	540,084,037	—	519,596,803	—
U.S. Government agency	60,506,902	—	75,378,721	—
Sovereign government obligations	85,056,767	—	91,194,839	—
U.S. corporate bonds	706,404,564	—	737,251,362	—
Other	39,261,676	—	36,784,132	—
Venture capital and partnership interests	60,632,815	—	85,392,736	—
Exchange traded funds	60,163,698	—	69,560,503	—
Funds of funds:
U.S. equity	700,669,755	100	730,625,344	100
Non-U.S. equity	184,700,301	100	191,215,634	100
U.S. fixed income	200,020,040	100	182,092,492	100
Other	206,893,286	26	201,468,163	25
Interest-bearing cash	1,043,042	—	829,033	—
Derivative instruments	1,478,849	—	1,596,557	—
Investment contracts with insurance companies	171,711,545	—	185,504,773	—
Total investments at fair value	$10,304,271,518	49%	$10,619,244,793	48%

(a)	None of the funds in the Plan’s Self-directed accounts exceeded 5% of net assets available for plan benefits at the end of the plan years 2015 and 2014.

The following individual investments in the Master Trust represent 5% or more of the Master Trust’s net assets available for plan benefits.

	December 31,
(in dollars)	2015	2014
EB DL Stock Index Fund	$1,130,560,931	$1,137,918,690
BNY Mellon Corporation common stock	890,608,594	934,604,193
EB DV Large Cap Stock Index Fund	647,797,694	785,169,930

Notes to Financial Statements (continued)

The following individual investments in the Plan represent 5% or more of the Plan’s net assets available for plan benefits.

	December 31,
(in dollars)	2015	2014
EB DL Stock Index Fund	$1,130,119,466	$1,137,333,811
BNY Mellon Corporation common stock	642,784,144	676,083,106
Small-Mid Cap Stock Index Fund	403,537,908	412,442,922
International ACWI ex. U.S. Stock Index Fund	401,610,868	393,165,089
Aggregate Bond Index Fund	317,654,199	313,534,214
Stable Value Fund (a)	300,066,888	297,921,802

(a)	Represents contract value.

Investment (loss) income for the Master Trust is as follows:

	Year ended December 31,
(in dollars)	2015	2014
Net (depreciation) appreciation in fair value of investments:
Common and preferred stock	$(1,670,402)	$235,767,837
Self-directed accounts	(8,079,246)	(485,679)
Mutual funds	146,077	28,082
Collective trust funds	(41,919,595)	306,776,589
Fixed income	(91,236,951)	54,364,208
Venture capital and partnership interests	(607,610)	5,274,639
Exchange traded funds	(9,494,435)	(1,344,948)
Funds of funds	(14,242,221)	70,800,424
Interest-bearing cash	12,576	10,859
Derivative instruments	(1,099,781)	(1,223,381)
Investment contracts with insurance companies	(13,793,228)	10,652,462
Net (depreciation) appreciation in fair value of investments	(181,984,816)	680,621,092
Interest	57,206,327	60,789,567
Dividends	55,533,041	53,258,836
Total investment (loss) income	$(69,245,448)	$794,669,495

8.	Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy for fair value measurements is utilized based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Valuation hierarchy

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are described below.

Level 1: Inputs to the valuation methodology are recent quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets include common and preferred stock, the self-directed accounts, U.S. Treasury securities, exchange traded funds and mutual funds.

Level 2: Observable inputs other than Level 1 prices, for example, are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include items that are traded less frequently than exchange traded securities and derivative instruments whose model inputs are observable in the market

Notes to Financial Statements (continued)

or can be corroborated by market-observable data. Examples in this category are corporate debt obligations, U.S. and sovereign government obligations, derivative instruments and interest-bearing cash.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the Plan’s own assumptions about the market that participants would use to price an asset based on the best information available in the circumstances. Level 3 assets include investment contracts with insurance companies.

Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classifications of such instruments pursuant to the valuation hierarchy.

Common and preferred stock, the self-directed accounts, exchange traded funds and mutual funds: These types of securities are valued at the closing price reported in the active market in which the individual securities are traded, if available.

Fixed income investments: Certain government obligations are valued at the closing price reported in the active market in which the bond is traded. Corporate debt and other government obligations are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued using discounted cash flows that maximize observable inputs, such as current yields of similar instruments.

Interest-bearing cash: The estimated fair value of interest-bearing cash is equal to the book value as a result of the short-term nature of these cash equivalents.

Derivative instruments: Derivative instruments are valued using internally developed models based on readily observable market parameters. Such derivatives include foreign exchange contracts, credit default swaps and interest rate contracts.

Investment contracts with insurance companies: There are no readily available market quotations for these investments. Certain investment contracts are valued at the present value of the contracted benefits payable using the same mortality and investment return assumptions used to determine Plan liabilities. The other investment contracts with insurance companies are valued at contract value. These contracts are valued on an annual basis.

Other assets measured at the net asset value (“NAV”), as a practical expedient: The following investments are valued at NAV as a practical expedient for measuring fair value. There are no readily available market quotations for these funds.

•
Collective trust funds and funds of funds: The collective trust funds and funds of funds are valued at NAV, which is based on the fair value of the underlying investments held by the fund, less its liabilities. These funds are either valued on a daily or monthly basis.

•
Venture capital and partnership interests: The fair value is based on the Master Trust’s ownership percentage of the fair value of the underlying investments as provided by the fund managers. These funds are typically valued on a quarterly basis.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to Financial Statements (continued)

The following tables present the fair value of the financial instruments of the Master Trust by level within the fair value hierarchy as of December 31, 2015 and December 31, 2014. There were no transfers between Level 1 and Level 2 during plan years 2015 and 2014.

Master Trust investment assets measured at fair value on a recurring basis as of December 31, 2015
(in dollars)	Level 1	Level 2	Level 3	Total carrying value
Common and preferred stock:
BNY Mellon Corporation common stock	$890,608,594	$—	$—	$890,608,594
Other U.S. equity	1,474,651,636	—	—	1,474,651,636
Non-U.S. equity	131,648,256	—	—	131,648,256
Self-directed accounts	121,997,932	—	—	121,997,932
Mutual funds:
Money market	247,728,409	—	—	247,728,409
Fixed income:
U.S. Treasury securities	540,084,037	—	—	540,084,037
U.S. Government agency	—	60,506,902	—	60,506,902
Sovereign government obligations	—	85,056,767	—	85,056,767
U.S. corporate bonds	—	706,404,564	—	706,404,564
Other	—	39,261,676	—	39,261,676
Exchange traded funds	60,163,698	—	—	60,163,698
Interest-bearing cash	—	1,043,042	—	1,043,042
Derivative instruments	—	1,478,849	—	1,478,849
Investment contracts with insurance companies	—	—	171,711,545	171,711,545
Other assets measured at NAV:
Collective trust funds:
Commingled				612,686,449
U.S. equity				2,694,360,163
Non-U.S. equity				401,756,367
U.S. fixed income				346,195,183
Balanced				364,011,252
Funds of funds:
U.S. equity				700,669,755
Non-U.S. equity				184,700,301
U.S. fixed income				200,020,040
Other				206,893,286
Venture capital and partnership interests				60,632,815
Total Master Trust investment assets at fair value	$3,466,882,562	$893,751,800	$171,711,545	$10,304,271,518

Notes to Financial Statements (continued)

Master Trust investment assets measured at fair value on a recurring basis as of December 31, 2014
(in dollars)	Level 1	Level 2	Level 3	Total carrying value
Common and preferred stock:
BNY Mellon Corporation common stock	$934,604,193	$—	$—	$934,604,193
Other U.S. equity	1,468,406,327	—	—	1,468,406,327
Non-U.S. equity	132,104,159	—	—	132,104,159
Self-directed accounts	130,497,046	—	—	130,497,046
Mutual funds:
Money market	254,194,371			254,194,371
Fixed income:
U.S. Treasury securities	519,596,803	—	—	519,596,803
U.S. Government agency	—	75,378,721	—	75,378,721
Sovereign government obligations	—	91,194,839	—	91,194,839
U.S. corporate bonds	—	737,251,362	—	737,251,362
Other	—	36,784,132	—	36,784,132
Exchange traded funds	69,560,503	—	—	69,560,503
Interest-bearing cash	—	829,033	—	829,033
Derivative instruments	—	1,596,557	—	1,596,557
Investment contracts with insurance companies	—	—	185,504,773	185,504,773
Other assets measured at NAV:
Collective trust funds:
Commingled				644,464,867
U.S. equity				2,865,600,989
Non-U.S. equity				393,323,261
U.S. fixed income				342,927,875
Balanced				344,630,613
Funds of funds:
U.S. equity				730,625,344
Non-U.S. equity				191,215,634
U.S. fixed income				182,092,492
Other				201,468,163
Venture capital and partnership interests				85,392,736
Total Master Trust investment assets at fair value	$3,508,963,402	$943,034,644	$185,504,773	$10,619,244,793

Master Trust fair value measurements using significant unobservable inputs for the year ended December 31, 2015
Investment contracts with insurance companies
(in dollars)
Fair value at December 31, 2014	$185,504,773
Total (losses) or gains included in earnings (or changes in net assets)	(13,793,228)
Fair value at December 31, 2015	$171,711,545
Change in unrealized (losses) or gains for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$(13,793,228)

Master Trust fair value measurements using significant unobservable inputs for the year ended December 31, 2014
Investment contracts with insurance companies
(in dollars)
Fair value at December 31, 2013	$174,852,311
Total gains or (losses) included in earnings (or changes in net assets)	10,652,462
Fair value at December 31, 2014	$185,504,773
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$10,652,462

Notes to Financial Statements (continued)

The Master Trust has certain investments in which the fair value has been estimated using the NAV per share as a practical expedient. The tables below present information about the Master Trust’s investments valued at the funds’ NAV, as a practical expedient, which also have unfunded commitments and/or redemption provisions.

Master Trust investments valued using NAV as of December 31, 2015
(in dollars)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Collective trust funds	$149,095,943	—	Daily - Semi-monthly	15-60 days
Funds of funds	152,907,812	—	Monthly	30-45 days
Venture capital and partnership interests	60,632,815	8,145,603	N/A	N/A
Total	$362,636,570	$8,145,603
N/A – Not applicable.

Master Trust investments valued using NAV as of December 31, 2014
(in dollars)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Collective trust funds	$157,081,157	—	Daily - Semi-monthly	15-60 days
Funds of funds	151,144,524	—	Monthly	30-45 days
Venture capital and partnership interests	85,392,736	10,568,780	N/A	N/A
Total	$393,618,417	$10,568,780
N/A – Not applicable.

9.	Fair Value of Master Trust and Plan Net Assets Available for Plan Benefits

Note 8 presents investments measured at fair value by the three level valuation hierarchy. The following is a summary of the practices used to estimate fair value of financial assets and liabilities not recorded at fair value. For the Master Trust and the Plan, pending investment sales and other receivables and pending investment purchases and other liabilities approximate fair value due to their short-term nature. For the Master Trust, assets held as collateral under securities lending and payable upon return of assets loaned approximate fair value due to their short-term nature. For the Plan, employer contributions receivable approximates fair value due to its short-term nature.

The following tables present the estimated fair value and carrying amount of financial instruments of the Master Trust and the Plan not measured at fair value.

Summary of Master Trust financial instruments	December 31, 2015
				Estimated fair value	Carrying value
(in dollars)	Level 1	Level 2	Level 3
Assets:
Cash	$26,493	$—	$—	$26,493	$26,493
Pending investment sales and other receivables	—	112,666,467	—	112,666,467	112,666,467
Assets held as collateral under securities lending	—	283,637,823	—	283,637,823	283,637,823
Total	$26,493	$396,304,290	$—	$396,330,783	$396,330,783
Liabilities:
Pending investment purchases and other liabilities	$—	$77,627,752	$—	$77,627,752	$77,627,752
Payable upon return of assets loaned	—	283,637,823	—	283,637,823	283,637,823
Total	$—	$361,265,575	$—	$361,265,575	$361,265,575

Notes to Financial Statements (continued)

Summary of Master Trust financial instruments	December 31, 2014
				Estimated fair value	Carrying value
(in dollars)	Level 1	Level 2	Level 3
Assets:
Cash	$51,221	$—	$—	$51,221	$51,221
Pending investment sales and other receivables	—	110,306,836	—	110,306,836	110,306,836
Assets held as collateral under securities lending	—	275,229,730	—	275,229,730	275,229,730
Total	$51,221	$385,536,566	$—	$385,587,787	$385,587,787
Liabilities:
Pending investment purchases and other liabilities	$—	$81,662,828	$—	$81,662,828	$81,662,828
Payable upon return of assets loaned	—	275,229,730	—	275,229,730	275,229,730
Total	$—	$356,892,558	$—	$356,892,558	$356,892,558

Summary of Plan financial instruments	December 31, 2015
				Estimated fair value	Carrying value
(in dollars)	Level 1	Level 2	Level 3
Assets:
Cash	$26,490	$—	$—	$26,490	$26,490
Pending investment sales and other receivables	—	1,670,013	—	1,670,013	1,670,013
Employer contributions receivable	—	38,668,825	—	38,668,825	38,668,825
Total	$26,490	$40,338,838	$—	$40,365,328	$40,365,328
Liabilities:
Pending investment purchases and other liabilities	$—	$10,890,194	$—	$10,890,194	$10,890,194
Total	$—	$10,890,194	$—	$10,890,194	$10,890,194

Summary of Plan financial instruments	December 31, 2014
				Estimated fair value	Carrying value
(in dollars)	Level 1	Level 2	Level 3
Assets:
Cash	$51,218	$—	$—	$51,218	$51,218
Pending investment sales and other receivables	—	1,107,208	—	1,107,208	1,107,208
Employer contributions receivable	—	24,180,119	—	24,180,119	24,180,119
Total	$51,218	$25,287,327	$—	$25,338,545	$25,338,545
Liabilities:
Pending investment purchases and other liabilities	$—	$10,277,725	$—	$10,277,725	$10,277,725
Total	$—	$10,277,725	$—	$10,277,725	$10,277,725

10.    Reconciliation of The Bank of New York Mellon Corporation 401(k) Savings Plan Financial
Statements to Form 5500

The accompanying financial statements present fully benefit-responsive contracts at contract value. Form 5500 requires fully-benefit responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

Benefit claims payable recorded on Form 5500 have been processed and approved for payment prior to December 31, 2015, but not yet paid as of that date.

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2015 and 2014, to Form 5500.

	December 31,
(in dollars)	2015	2014
Net assets available for plan benefits per the financial statements	$5,213,692,838	$5,246,282,523
Less: Benefit claims payable	1,994,134	1,454,533
Add: Adjustment from contract value to fair value for fully benefit-responsive investments contracts	80,620	2,601,188
Net assets available for plan benefits per Form 5500	$5,211,779,324	$5,247,429,178

Notes to Financial Statements (continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2015 and 2014, to Form 5500.

	Year ended December 31,
(in dollars)	2015	2014
Benefits paid to participants per the financial statements	$368,450,099	$360,325,055
Less: Benefit claims payable – prior year	1,454,533	518,944
Add: Benefit claims payable – current year	1,994,134	1,454,533
Benefits paid to participants per Form 5500	$368,989,700	$361,260,644

11.	Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

The Master Trust provides for investment in the Company’s common stock. At December 31, 2015 and December 31, 2014, 12% and 13% of the Plan’s total assets were invested in the common stock of the Company, respectively. The value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s valuation of such performance.

12.	Subsequent Events

Effective January 1, 2016, the $14,000 annual limit on after-tax contributions is increased to $16,000.

Effective on July 1, 2016, eligible employees on a U.S. payroll hired before January 1, 2016, who are not contributing to the Plan (measured as of a date at least 30 days prior to July 1, 2016) and who are not receiving disability benefits will become enrolled in the Plan through a “one-time” automatic enrollment process. On May 27, 2016, Automatic Enrollment Notices were mailed to such eligible employees. Employees have 30 days to make an enrollment choice. Being automatically enrolled in the Plan means that 2% of an employee’s base pay will be automatically contributed from their pay to the 401(k) Plan each pay period commencing with the first pay period following July 1, 2016. These contributions will be matched 100% with the Company’s matching contribution. Employee contributions will be invested in the Plan’s default investment fund, the LifePath Index Fund closest to the year in which the employee will reach age 65, unless an employee has an investment election on record.

The Company expects to add an “auto-escalation” contribution feature to the Plan effective July 1, 2017. By electing this feature, the rate at which a participant contributes to the Plan will automatically increase by 1% each year, up to a maximum of 10%.

The Plan has evaluated subsequent events through June 28, 2016, and determined that no additional events have occurred requiring adjustments to, or disclosure in, the financial statements.

Schedule 1

The Bank of New York Mellon Corporation
401(k) Savings Plan
EIN: 13-2614959
Plan Number: 004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Identity of issue, borrower, lessor, or similar party	Description of investments and notes receivable	Cost	Current value

*	Master Trust	Common stock, self-directed accounts, mutual funds, collective trust funds and funds of funds	N/A	$5,096,069,146

*	Notes receivable from participants	Notes receivable from participants at interest rates ranging from 3.25% to 10.00% due from less than 1 year to 10 years	-	88,229,178

		Total investments and notes receivable (held at end of year)		$5,184,298,324

* Represents a party-in-interest as defined by ERISA.
N/A – This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of The Bank of New York Mellon Corporation 401(k) Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE BANK OF NEW YORK MELLON CORPORATION
401(k) SAVINGS PLAN

By:	/s/ Monique R. Herena
Monique R. Herena
Senior Executive Vice President and
Chief Human Resources Officer

By:	/s/ Kurtis R. Kurimsky
Kurtis R. Kurimsky
Corporate Controller

Date: June 28, 2016

Index to Exhibits

Exhibit No.	Description	Method of Filing

23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith.